RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

2 September 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Recurrent related party transactions of a revenue or trading nature for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

DW 9/9

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **02/09/2004 04:21:37 PM**
Submitted by **RESORTS WORLD** on **02/09/2004 05:30:35 PM**
Reference No **RW-040902-DEB07**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" OR THE "COMPANY")
- RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of RWB wishes to announce that on 1 September 2004, RWB and Genting International PLC ("GIPLC"), a 64.3% owned subsidiary of Genting Berhad ("Genting"), the holding company which owns 56.8% equity interest in the Company have entered into an International Sales Agreement and an International Marketing Agreement for the provision to RWB by GIPLC of international sales and international marketing services for the Genting Highlands Resort owned by the RWB Group for a period of 5 years commencing 1 September 2004 and terminating on 31 August 2009. The transactions contemplated in the aforesaid agreements are of a revenue or trading nature, which are necessary for the day-to-day operations of the RWB Group ("Recurrent Transactions").

2. **DETAILS OF THE RECURRENT TRANSACTIONS**

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associated company include cruise and cruise related operations.

The rates of charges for the Recurrent Transactions were arrived at on an arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in the Table attached.

3. **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS**

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net tangible assets

per share and earnings per share of the RWB Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of RWB who have interests in the Recurrent Transactions are set out in the Table attached. Save as disclosed in the Table and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

6. **APPROVAL REQUIRED**

The Recurrent Transactions do not require the approval of shareholders.

Yours faithfully
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

rwbgiplc.doc

Transacting Parties	Nature and Extent of Interest of Interested Persons	Nature of Transaction	Estimated Value for the Contract Period RM'000
Resorts World Bhd ("RWB") and Genting International PLC ("GIPLC"), an indirect 64.3% owned subsidiary of Genting Berhad ("GB"), the holding company which owns 56.8% equity interest in RWB	Tan Sri Lim Goh Tong - Past director of GB and RWB who is a share option holder of both GB and RWB and the father of Tan Sri Lim Kok Thay. - A preference unit holder of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") acting as its trustee, is a substantial (20.99%) shareholder of GIPLC and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. Tan Sri Lim Kok Thay - Chairman, President and Chief Executive, shareholder and share option holder of both GB and RWB. - Chairman of GIPLC. - A preference unit holder of the GHUT of which GHL is acting as its trustee. - A director of GHL and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. Tun Mohammed Hanif bin Omar - Deputy Chairman, shareholder and share option holder of both GB and RWB Mr Quah Chek Tin - Executive Director, shareholder and share option holder of GB. - Executive Director and Chief Operating Officer and shareholder of RWB. - Alternate Director of GIPLC. Mr Justin Tan Wah Joo - Share option holder of GB. - Executive Director and share option holder of RWB. - Managing Director and shareholder of GIPLC. Tan Sri Dr Lin See Yan	Provision to RWB by GIPLC, of international sales and international marketing services for the Genting Highlands Resort owned by the RWB Group for a 5 year period from 1 September 2004 to 31 August 2009.	164,000